

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 28, 2023

Russell Schundler
General Counsel
Liquidia Corp
419 Davis Drive, Suite 100
Morrisville, North Carolina 27560

      Re: Liquidia Corp
           Registration Statement on Form S-3
           Filed December 22, 2023
           File No. 333-276244

Dear Russell Schundler:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jimmy McNamara at 202-551-7349 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences